PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	March 31, 2017	December 31, 2016
ASSETS
Current Assets
Cash and cash equivalents		$—	$286.7
Accounts receivable		92.6	110.8
Fair value of risk management contracts	12	1.8	2.9
Assets held for sale	2, 3	347.4	117.5
		441.8	517.9
Fair value of risk management contracts	12	1.1	1.0
Other assets		122.4	118.7
Property, plant and equipment	2	2,339.4	2,849.0
Exploration and evaluation assets	3	361.9	496.3
Deferred income taxes	7	149.8	118.4
TOTAL ASSETS		$3,416.4	$4,101.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	5	$4.5	$—
Accounts payable		153.7	173.8
Fair value of risk management contracts	12	3.0	55.3
Convertible debentures	4	—	126.6
Current portion of long term debt	5	132.9	537.0
Current portion of provisions and other liabilities	6	21.9	22.1
Liabilities associated with assets held for sale	2, 6	91.1	—
		407.1	914.8
Fair value of risk management contracts	12	12.3	5.3
Long term debt	5	1,014.8	1,023.7
Provisions and other liabilities	6	580.7	672.5
		2,014.9	2,616.3
Shareholders' Equity
Shareholders' capital	8	4,829.7	4,815.1
Contributed surplus		11.1	22.9
Deficit		(3,439.3)	(3,353.0)
		1,401.5	1,485.0
Subsequent events	14
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$3,416.4	$4,101.3
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2017 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2017	2016
REVENUES
Oil and gas sales		$166.5	$114.2
Royalties, net of incentives		(15.7)	(8.1)
		150.8	106.1
Realized gain (loss) on commodity risk management	12	(16.6)	127.0
Change in fair value of commodity risk management contracts	12	53.7	(10.2)
		187.9	222.9
EXPENSES
Operating		60.6	70.1
Transportation		8.3	8.8
General and administrative		19.4	22.5
Depletion, depreciation and amortization	2	71.8	95.6
Impairment	2	71.0	—
		231.1	197.0
OPERATING INCOME (LOSS)		(43.2)	25.9

Other (income) expense items
(Gain) loss on disposition of properties	2, 3	44.9	3.7
Unrealized foreign exchange (gain) loss	13	(4.0)	(32.1)
Realized foreign exchange (gain) loss	13	2.1	1.5
Interest and financing charges		26.4	26.5
Loss on early extinguishment of debt	5	6.4	—
Accretion	6	3.8	4.0
Other (income) expense		(5.1)	(0.5)
INCOME (LOSS) BEFORE TAXES		(117.7)	22.8
Deferred income tax (recovery) expense	7	(31.4)	(2.2)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(86.3)	$25.0
NET INCOME (LOSS) PER SHARE	11
Basic		$(0.16)	$0.05
Diluted		$(0.16)	$0.05
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2017 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2017	2016
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(86.3)	$25.0
Non-cash items
Depletion, depreciation, amortization and accretion	2, 6	75.6	99.6
Impairment	2	71.0	—
Deferred income tax (recovery) expense	7	(31.4)	(2.2)
Unrealized foreign exchange (gain) loss	13	(4.0)	(32.1)
Change in fair value of commodity risk management contracts	12	(53.7)	10.2
Share based compensation	9	2.7	3.7
(Gain) loss on disposition of properties	2, 3	44.9	3.7
Other items		(1.1)	(1.7)
Loss on early extinguishment of debt	5	6.4	—
Foreign exchange derivative settlements	12	2.8	—
Funds flow from operations		26.9	106.2
Interest and financing charges		26.4	26.5
Expenditures on remediation	6	(4.4)	(5.0)
Change in non-cash operating working capital	10	16.8	(11.3)
Cash flow from operating activities		65.7	116.4
FINANCING
Bank indebtedness (repayment)	5	4.5	38.3
Long term debt (repayment)	5	(406.5)	(104.0)
Convertible debentures repayment	4	(126.6)	—
Convertible debentures repurchase	4	—	(9.7)
Foreign exchange derivative settlements	12	(2.8)	—
Interest and financing charges paid		(41.7)	(35.8)
Cash flow from financing activities		(573.1)	(111.2)
INVESTING
Capital expenditures		(19.4)	(8.7)
Proceeds on property dispositions		247.3	12.8
Contributions to remediation trust funds and other items		(2.4)	(7.7)
Change in non-cash investing working capital	10	(4.8)	(1.6)
Cash flow from investing activities		220.7	(5.2)
CHANGE IN CASH AND CASH EQUIVALENTS		(286.7)	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		286.7	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2017 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2017	2016
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,815.1	$4,797.0
Share based compensation		14.6	16.4
Balance, end of period		4,829.7	4,813.4

CONTRIBUTED SURPLUS
Balance, beginning of period		22.9	27.3
Share based compensation	9	2.8	3.8
Exercise of share based compensation awards		(14.6)	(16.4)
Balance, end of period		11.1	14.7

DEFICIT
Balance, beginning of period		(3,353.0)	(3,059.3)
Net income (loss)		(86.3)	25.0
Balance, end of period		(3,439.3)	(3,034.3)

TOTAL SHAREHOLDERS' EQUITY		$1,401.5	$1,793.8
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2017 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED MARCH 31, 2017 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three months ended March 31, 2017 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2016 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2016 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2016.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 2, 2017.

PENGROWTH First Quarter 2017 Financial Results	5

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	89.9	1.9	91.8
Property acquisitions	1.3	—	1.3
Change in asset retirement obligations	(34.4)	—	(34.4)
Divestitures	(191.5)	—	(191.5)
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6
Additions to PP&E	20.0	0.3	20.3
Change in asset retirement obligations	0.6	—	0.6
Divestitures	(125.8)	—	(125.8)
Balance, March 31, 2017	$6,733.6	$91.1	$6,824.7

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	345.6	4.3	349.9
Divestitures	(102.4)	—	(102.4)
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1
Depletion and amortization for the period	70.9	0.9	71.8
Impairment	71.0	—	71.0
Loss on assets held for sale	147.8	—	147.8
Divestitures	(23.8)	—	(23.8)
Balance, March 31, 2017	$4,148.6	$81.3	$4,229.9

Net book value	Oil and natural gas assets	Other equipment	Total
As at March 31, 2017
Assets held for sale	$255.4	$—	$255.4
Long term	2,329.6	9.8	2,339.4
	$2,585.0	$9.8	$2,594.8
As at December 31, 2016
Assets held for sale	$117.5	$—	$117.5
Long term	2,838.6	10.4	2,849.0
	$2,956.1	$10.4	$2,966.5
During the three months ended March 31, 2017, $0.8 million (March 31, 2016 – $0.7 million) of directly attributable general and administrative costs were capitalized to PP&E.
At March 31, 2017, $5.8 million (March 31, 2016 - $5.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2017, $0.8 million (March 31, 2016 – $0.8 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.6 percent (March 31, 2016 – 5.7 percent).
In early January 2017, Pengrowth successfully closed the sale of a 4.0 percent gross overriding royalty ("GORR") interest on its Lindbergh thermal property and certain seismic assets for proceeds of $250.0 million, which resulted in a gain on disposition of $144.7 million, net of transaction costs.

PENGROWTH First Quarter 2017 Financial Results	6

ASSETS HELD FOR SALE
On March 20, 2017, Pengrowth announced that it entered into an agreement for the sale of a portion of its Swan Hills area assets in north central Alberta for $180 million cash consideration, subject to customary adjustments.
Pengrowth has presented $255.4 million of its Swan Hills area properties to be sold as assets held for sale and classified them as current assets on the Consolidated Balance Sheets. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount resulting in a loss on disposition of properties of $147.8 million in the first quarter of 2017. The related asset retirement obligations ("ARO") of $91.1 million were presented as liabilities associated with assets held for sale and classified as current liabilities on the Consolidated Balance Sheets.
IMPAIRMENT
On April 25, 2017, Pengrowth entered into an agreement for the sale of the remaining Swan Hills area assets in north central Alberta, for total cash consideration of $185 million, before customary adjustments. Since the transaction will be completed for an amount less than book value of the assets, a $71.0 million PP&E impairment was recorded at March 31, 2017 using the estimated cash consideration as a measure of the recoverable amount. As the agreement was signed subsequent to March 31, 2017, these assets were not classified as assets held for sale at March 31, 2017.

3.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2015	$494.8
Additions	1.5
Balance, December 31, 2016	$496.3
Loss on assets held for sale	(42.4)
Balance, March 31, 2017	$453.9
Book value
As at March 31, 2017
Assets held for sale	$92.0
Long term	361.9
$453.9
As at December 31, 2016
Assets held for sale	$—
Long term	496.3
$496.3
ASSETS HELD FOR SALE
On March 20, 2017, Pengrowth announced that it entered into an agreement for the sale of a portion of its Swan Hills area assets in north central Alberta for $180 million cash consideration, subject to customary adjustments. Included in this disposition are the assets in the non producing Devil area which were recorded as an E&E asset.
The assets were recorded at the lesser of fair value less costs to sell and their carrying amount resulting in a loss on disposition of properties of $9.0 million in the first quarter of 2017, as no fair value was attributed to the Devil lands in this disposition.
On March 23, 2017, Pengrowth also announced that it entered into an agreement for the sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92 million.
Pengrowth has presented $92.0 million of the Montney lands as assets held for sale and classified them as current assets on the Consolidated Balance Sheets. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount resulting in a loss on disposition of properties of $33.4 million in the first quarter of 2017.

PENGROWTH First Quarter 2017 Financial Results	7

4.	CONVERTIBLE DEBENTURES
On March 31, 2017, the remaining $126.6 million of convertible debentures matured and were repaid and settled with cash on hand.
The following table summarizes the activity associated with the convertible debentures:

Series	Series B - 6.25 percent
Maturity date	March 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(10.2)
Premium accretion	(0.2)
Balance, December 31, 2016	$126.6
Repayment of convertible debentures	(126.6)
Balance, March 31, 2017	$—
Face value, March 31, 2017	$—

5.	LONG TERM DEBT AND BANK INDEBTEDNESS
LONG TERM DEBT

	As at
	March 31, 2017	December 31, 2016
U.S. dollar denominated senior unsecured notes:
400 million at 6.35 percent due July 26, 2017 (1)	$132.9	$537.0
265 million at 6.98 percent due August 21, 2018	352.2	355.6
35 million at 3.49 percent due October 18, 2019	46.5	46.9
115.5 million at 5.98 percent due May 11, 2020	153.4	154.8
105 million at 4.07 percent due October 18, 2022	139.3	140.6
195 million at 4.17 percent due October 18, 2024	258.6	261.1
	$1,082.9	$1,496.0
U.K. pound sterling denominated unsecured notes:
15 million at 3.45 percent due October 18, 2019	$24.9	$24.8
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 21, 2018	$15.0	$15.0
25 million at 4.74 percent due October 18, 2022	24.9	24.9
	$39.9	$39.9
Total long term debt	$1,147.7	$1,560.7

Current portion of long term debt	$132.9	$537.0
Non-current portion of long term debt	1,014.8	1,023.7
	$1,147.7	$1,560.7

(1)	The remaining balance of the U.S. $400 million senior unsecured notes, following the early repayment of the U.S. $300 million of senior unsecured notes on March 30, 2017.
Pengrowth has in place a $1.0 billion revolving, committed term credit facility supported by a syndicate of eleven international and domestic banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed in March 2015 and matures on March 31, 2019. Pengrowth can access the unutilized portion of the term credit facility, provided it remains in compliance with all financial covenants.
The facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items.

PENGROWTH First Quarter 2017 Financial Results	8

At March 31, 2017, the facility had no drawings (December 31, 2016 – $nil) and letters of credit in the amount of $45.4 million (December 31, 2016 – $44.9 million) were outstanding.
On March 30, 2017, Pengrowth made an early repayment of U.S.$300.0 million of the U.S.$400.0 million 6.35 percent senior unsecured notes with cash on hand. Pursuant to the Note Purchase Agreement, interest payable to that date and an early redemption penalty of $6.4 million were paid in addition to the principal in the total amount of $406.5 million.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2017, the facility was reduced by drawings of $1.0 million (December 31, 2016 – $nil) and was reduced by $19.5 million of outstanding letters of credit (December 31, 2016 – $6.4 million).
Together with the outstanding cheques, the drawings on the facility are included in Bank indebtedness which had a balance of $4.5 million at March 31, 2017 (December 31, 2016 - $nil).
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2017.
Pengrowth projects it will remain on side of its financial covenants through 2017 and 2018 using certain assumptions. The key assumptions used in the projection include an improvement in WTI to U.S.$60/bbl by the third quarter of 2017, closing of the two announced Swan Hills dispositions by May 31, 2017 and using the cash proceeds to early repay the 2017 and 2018 unsecured notes. To provide additional financial flexibility, Pengrowth is considering accessing the capital markets before the end of third quarter of 2017 to replace existing debt with less restrictive high yield debt, or renegotiating the terms of the remaining existing debt. This financial flexibility together with proceeds from any additional asset dispositions could be used towards the funding of the Lindbergh expansion and other capital projects.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The key financial covenants as at March 31, 2017 are summarized below:

Covenant	Limit	Actual at Mar. 31, 2017 (1)
Senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	2.5 times
Senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	47.2% (2)
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	4.9 times

(1)
The actual covenants presented in the table reflect those closest to the limits. Calculations for each financial covenant are based on specific definitions within the agreements and contain adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. For the purposes of covenant calculations only, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes.

(2)	The covenant was permanently removed from the Credit Facility effective December 31, 2016.

PENGROWTH First Quarter 2017 Financial Results	9

6.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Other liabilities	Total
Balance, December 31, 2015	$703.4	$4.3	$0.3	$708.0
Incurred during the period	—	35.0	2.9	37.9
Property dispositions	(11.8)	—	—	(11.8)
Expenditures on remediation/provisions settled	(20.0)	(1.4)	(0.1)	(21.5)
Other revisions	(34.4)	—	1.3	(33.1)
Accretion (amortization)	15.1	—	—	15.1
Balance, December 31, 2016	$652.3	$37.9	$4.4	$694.6
Incurred during the period	0.6	—	(0.4)	0.2
Expenditures on remediation/provisions settled	(4.4)	(0.5)	—	(4.9)
Accretion (amortization)	3.8	—	—	3.8
Balance, March 31, 2017	$652.3	$37.4	$4.0	$693.7

As at March 31, 2017	Asset retirement obligations	Finance leases	Other liabilities	Total
Current including assets held for sale	$111.1	$1.5	$0.4	$113.0
Long term	541.2	35.9	3.6	580.7
	$652.3	$37.4	$4.0	$693.7

As at December 31, 2016
Current	$20.0	$1.5	$0.6	$22.1
Long term	632.3	36.4	3.8	672.5
	$652.3	$37.9	$4.4	$694.6
The following assumptions were used to estimate the ARO liability:

	As at
	March 31, 2017	December 31, 2016
Total escalated future costs	$2,116.8	$2,120.4
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2085.

PENGROWTH First Quarter 2017 Financial Results	10

7.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Three months ended
	March 31, 2017	March 31, 2016
Income (loss) before taxes	$(117.7)	$22.8
Combined federal and provincial tax rate	27.09%	27.08%
Expected income tax expense (recovery)	$(31.9)	$6.2
Change in unrecognized deferred tax asset	—	(5.5)
Foreign exchange (gain) loss (1)	(0.2)	(4.2)
Effect of change in corporate tax rate	—	0.4
Other including share based compensation	0.7	0.9
Deferred income tax expense (recovery)	$(31.4)	$(2.2)
(1) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Three months ended		Year ended
	March 31, 2017		December 31, 2016
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	547,709	$4,815.1	543,033	$4,797.0
Share based compensation (non-cash exercised)	4,545	14.6	4,676	18.1
Balance, end of period	552,254	$4,829.7	547,709	$4,815.1

9.	LONG TERM INCENTIVE PLANS ("LTIP")
SHARE-SETTLED LTIP
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2015	4,640	5,341	302
Granted	3,049	6,553	—
Forfeited	(460)	(737)	—
Exercised	(1,695)	(2,721)	(104)
Performance adjustment	704	—	—
Outstanding, December 31, 2016	6,238	8,436	198
Granted	2,124	4,509	—
Forfeited	(25)	(206)	—
Exercised	(1,111)	(3,436)	—
Performance adjustment	54	—	—
Outstanding, March 31, 2017	7,280	9,303	198
Pengrowth's Board may determine, at its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.

PENGROWTH First Quarter 2017 Financial Results	11

A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at March 31, 2017, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 3.1 percent of the issued and outstanding common shares, which is within the limit.
PREVIOUS LTIP
As at March 31, 2017, 163,867 common shares (December 31, 2016 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. The DESUs are entitled to deemed dividends, if applicable.
CASH-SETTLED LTIP
Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled long term incentives. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the three months ended March 31, 2017, compensation reduction of $0.4 million (March 31, 2016 - $0.1 million expense) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at March 31, 2017, $1.3 million (December 31, 2016 - $3.6 million) of total liability was recorded in the Consolidated Balance Sheets. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.
Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board.
As at March 31, 2017, Phantom DSUs, awarded to Directors, had a corresponding liability of $2.2 million (December 31, 2016 - $2.6 million) of which $0.4 million was included in current provisions due to the retirement of certain Directors in the second quarter of 2016. For the three months ended March 31, 2017, Pengrowth recorded a $0.4 million compensation reduction (March 31, 2016 - $1.9 million expense) related to Phantom DSUs.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2015	—	397
Granted	4,559	1,024
Forfeited	(330)	—
Exercised	—	(75)
Outstanding, December 31, 2016	4,229	1,346
Granted	3,103	469
Forfeited	(205)	—
Exercised	(1,341)	(155)
Outstanding, March 31, 2017	5,786	1,660

PENGROWTH First Quarter 2017 Financial Results	12

TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Three months ended
	March 31, 2017	March 31, 2016
Non-cash share based compensation	$2.8	$3.8
Amounts capitalized in the period	(0.1)	(0.1)
Non-cash share based compensation expense	$2.7	$3.7
Cash-settled RSUs (reduction) expense	$(0.4)	$0.1
Cash-settled Phantom DSUs (reduction) expense	$(0.4)	$1.9
Total share based compensation expense	$1.9	$5.7

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended
Cash provided by (used for):	March 31, 2017	March 31, 2016
Accounts receivable	$18.1	$18.3
Accounts payable	(1.3)	(29.6)
	$16.8	$(11.3)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended
Cash used for:	March 31, 2017	March 31, 2016
Accounts payable, including capital accruals	$(4.8)	$(1.6)

11.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended
(000's)	March 31, 2017	March 31, 2016
Weighted average number of shares - basic	547,970	543,517
Dilutive effect of share based compensation plans	—	1,128
Weighted average number of shares - diluted	547,970	544,645
For the three months ended March 31, 2017, 6.0 million shares (March 31, 2016 - 5.3 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

PENGROWTH First Quarter 2017 Financial Results	13

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Commodity Price Contracts
As at March 31, 2017, Pengrowth had the following financial contracts outstanding:

Financial Natural Gas Contracts:
Swaps
Reference point	Remaining term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Apr. 1 - Oct. 31, 2017	53,552	$2.65
AECO	Apr. 1 - Dec. 31, 2017	4,739	$3.46
During the first quarter of 2017, Pengrowth early settled all of its 2017 crude oil swap contracts for a loss of $12.7 million.
Financial Risk Management Contracts Sensitivity to Commodity Prices as at March 31, 2017

Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($3.2)	$3.2
As at close March 31, 2017, the AECO gas spot price was $2.76/MMBtu (March 31, 2016 – $0.85/MMBtu).
Physical Delivery Contracts
As at March 31, 2017, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Crude Oil:
Reference point	Volume (bbl/d)	Remaining term	Price per bbl (U.S.$)
Western Canada Select	12,000	Apr. 1 - Dec. 31, 2017	WTI less $15.40
Western Canada Select	5,000	Apr. 1 - Dec. 31, 2017	WTI less $15.60 - $18.35 (1)
Western Canada Select	12,000	2018	WTI less $16.95
Western Canada Select	5,000	2018	WTI less $16.50 - $19.25 (1)
Western Canada Select	2,500	2019	WTI less $17.95
Western Canada Select	5,000	2019	WTI less $17.70 - $20.45 (1)

(1)	Includes apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.
Foreign Exchange Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Notional quantity (bbl/d)	Remaining term	Average fixed rate (Cdn$1 = U.S.$)
15,000	Apr. 1 - Dec. 31, 2017	0.76
Fixed Price WCS Differential Foreign Exchange Rate Sensitivity
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts related to the fixed price WCS differential, outstanding as at March 31, 2017, of approximately $0.6 million.

PENGROWTH First Quarter 2017 Financial Results	14

Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
815.5	620.0	76%	0.75
In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S$300 million early repayment of the U.S.$400 million senior unsecured notes. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017. At March 31, 2017, Pengrowth held a total of U.S.$620 million in foreign exchange swap contracts compared to U.S.$920 million at December 31, 2016.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2017	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$8.2	$0.2
Unrealized foreign exchange risk management gain or loss	6.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	$2.0	$—
Interest Rate Sensitivity - Bank Interest Cost
As at March 31, 2017, Pengrowth had approximately $1.1 billion of long term debt (December 31, 2016 - $1.6 billion), current and non-current, and $nil convertible debentures outstanding (December 31, 2016 - $0.1 billion) of which $nil was based on floating interest rates (December 31, 2016 - $nil). Therefore, Pengrowth had no interest rate risk as at March 31, 2017 (December 31, 2016 - $nil).

PENGROWTH First Quarter 2017 Financial Results	15

Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the period ended March 31, 2017	Commodity contracts (1)	Power contracts	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$0.6	$—	$1.2	$1.8
Non-current portion of risk management assets	—	—	1.1	1.1
Current portion of risk management liabilities	(0.9)	—	(2.1)	(3.0)
Non-current portion of risk management liabilities	—	—	(12.3)	(12.3)
Risk management assets (liabilities), end of period	$(0.3)	$—	$(12.1)	$(12.4)
Less: Risk management assets (liabilities) at beginning of period	(54.0)	—	(2.7)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$53.7	$—	$(9.4)	$44.3
Realized gain (loss) on risk management contracts for the period	(16.6)	—	(2.8)	(19.4)
Total unrealized and realized gain (loss) on risk management contracts for the period	$37.1	$—	$(12.2)	$24.9

As at and for the period ended March 31, 2016	Commodity contracts (1)	Power contracts (3)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$257.0	$—	$—	$257.0
Non-current portion of risk management assets	106.0	—	15.7	121.7
Current portion of risk management liabilities	(2.7)	(1.9)	—	(4.6)
Risk management assets (liabilities), end of period	$360.3	$(1.9)	$15.7	$374.1
Less: Risk management assets (liabilities) at beginning of period	370.5	(1.7)	83.3	452.1
Unrealized gain (loss) on risk management contracts for the period	$(10.2)	$(0.2)	$(67.6)	$(78.0)
Realized gain (loss) on risk management contracts for the period	127.0	(1.1)	—	125.9
Total unrealized and realized gain (loss) on risk management contracts for the period	$116.8	$(1.3)	$(67.6)	$47.9

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

(3)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

PENGROWTH First Quarter 2017 Financial Results	16

Fair Value
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at March 31, 2017	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$110.2	$110.2	$110.2	$—	$—
Fair value of risk management contracts	2.9	2.9	—	2.9	—

Financial Liabilities
U.S. dollar denominated senior unsecured notes	1,082.9	1,101.1	—	1,101.1	—
Cdn dollar senior unsecured notes	39.9	41.3	—	41.3	—
U.K. pound sterling denominated unsecured notes	24.9	25.6	—	25.6	—
Fair value of risk management contracts	15.3	15.3	—	15.3	—

			Fair value measurements using:
As at December 31, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$106.5	$106.5	$106.5	$—	$—
Fair value of risk management contracts	3.9	3.9	—	3.9	—

Financial Liabilities
Convertible debentures	126.6	126.7	126.7	—	—
U.S. dollar denominated senior unsecured notes	1,496.0	1,527.7	—	1,527.7	—
Cdn dollar senior unsecured notes	39.9	41.3	—	41.3	—
U.K. pound sterling denominated unsecured notes	24.8	25.5	—	25.5	—
Fair value of risk management contracts	60.6	60.6	—	60.6	—

PENGROWTH First Quarter 2017 Financial Results	17

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended March 31
	2017	2016
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.75	$0.77
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(13.6)	$(97.1)
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	0.2	(2.6)
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(13.4)	$(99.7)
Unrealized (gain) loss on U.S. foreign exchange risk management contracts (2)	$9.5	$65.2
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(0.1)	2.4
Total unrealized (gain) loss on foreign exchange risk management contracts	$9.4	$67.6
Net unrealized foreign exchange (gain) loss	$(4.0)	$(32.1)
Net realized foreign exchange (gain) loss (3)	$2.1	$1.5

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. senior unsecured notes and with the fixed price WCS differential.

(3)	Three months ended March 31, 2017 includes $2.8 million loss from settlement of foreign exchange swap contracts related to the early repayment of U.S.$300 million of senior unsecured notes.

14.	SUBSEQUENT EVENTS
On April 11, 2017, Pengrowth closed its previously announced sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92 million.
On April 25, 2017, Pengrowth announced that it entered into an agreement for the sale of the remaining Swan Hills area assets in north central Alberta for $185 million cash consideration, subject to customary adjustments. The sale is expected to close on May 31, 2017. As the agreement was signed subsequent to March 31, 2017, these assets were not classified as assets held for sale at March 31, 2017.

PENGROWTH First Quarter 2017 Financial Results	18